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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                       SECURITIES EXCHANGE ACT OF 1934

For the month of July 17, 2003.
                 -------------

Commission File Number
                       ----------------

                           DOMAN INDUSTRIES LIMITED
------------------------------------------------------------------------------
               (Translation of registrant's name into English)

      3rd Floor, 435 Trunk Road, Duncan, British Columbia, Canada V9L 2P9
------------------------------------------------------------------------------
                   (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/  Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934.

Yes / / No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule l2g3-2(b): 82-________________.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               DOMAN INDUSTRIES LIMITED
                                          -------------------------------------
                                                    (Registrant)

Date     July 17, 2003                 By        /s/ Philip G. Hosier
     -------------------                  -------------------------------------
                                                       (Signature)*
                                                    Philip G. Hosier
                                          Vice President, Finance and Secretary

--------
*Print the name and title under the signature of the signing officer.

                  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION SEC 1815 (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                  THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                  [DOMAN LOGO] DOMAN INDUSTRIES LIMITED
                               435 TRUNK ROAD
                               DUNCAN, BRITISH COLUMBIA
                               CANADA V9L 2P9

                               TELEPHONE: (250) 748-3711
                               FACSIMILE: (250) 748-6045


                              N E W S   R E L E A S E


FOR IMMEDIATE RELEASE

JULY 17, 2003 - DUNCAN, BRITISH COLUMBIA. Doman Industries Limited (the "Company") announced today that on July 21, 2003 it will apply to the Supreme Court of British Columbia for an order, in connection with proceedings under the COMPANIES CREDITORS ARRANGEMENT ACT, to extend the stay of proceedings to September 30, 2003.

The Company is seeking the extension on the basis that it will require additional time to adequately consider a new proposal the Company has just received on a confidential basis from the Tricap Restructuring Fund ("Tricap"), believed to be the holder of approximately 18% of unsecured notes. This is materially different from the proposal previously received from a group of unsecured noteholders, including Tricap, and tabled with the Court on November 7, 2002. Certain elements of the new proposal are more prejudicial to some stakeholder groups. The Company expects that adequate consideration of the new proposal will entail the exploration of alternative refinancing alternatives, which may take up to 2 months. In addition, if the new proposal is ultimately accepted by the Company, further negotiations with representatives of unsecured noteholders and others will be required before a revised plan of arrangement can be presented to the Court. Under the circumstances, the Company does not expect to be in a position to file a revised plan of arrangement before September.

Implementation of a revised plan is also dependent on the implementation of the new forest legislative reform package, introduced by the Government of British Columbia. The impact of the legislative changes cannot be fully assessed until the regulations under the various statutes have been published. The timing of this is uncertain but the Government has indicated that some regulations will not be available until September.

ABOUT DOMAN:

Doman is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing dissolving sulphite pulp and NBSK pulp. All the Company's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.

ON BEHALF OF DOMAN INDUSTRIES LIMITED

/s/ P.G. HOSIER
--------------------------------------------------
P.G. HOSIER, VICE-PRESIDENT, FINANCE AND SECRETARY

FOR FURTHER INFORMATION CONTACT:
RICK DOMAN (250) 748-3711, P.G. HOSIER (604) 665-6231 OR
MICHAEL FITCH (604) 631-4779.